

March 31, 2014

Via E-Mail
Mr. Martin Nielson
Chief Executive Officer
E-Waste Systems, Inc.
1350 E. Flamingo, #3101
Las Vegas, Nevada 89119

> **Re: E-Waste Systems, Inc.**
> **Amendment No. 1 to Item 4.01 and 4.02 Form 8-K**
> **Filed March 26, 2014**
> **Response dated March 24, 2014**
> **File No. 000-54657**

Dear Mr. Nielson:

We have reviewed your filing and response dated March 24, 2014 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Amendment No. 1 to Items 4.01 and 4.02 Form 8-K Filed March 26, 2014

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

1. We note your response to comment 8 in our letter dated March 12, 2014 and the disclosures in the amendment to your Form 8-K filed on March 26, 2014. It is unclear to us why you previously filed Item 4.02 within your Form 8-K filed on March 7, 2014. Either amend your disclosures under Item 4.02 to clarify to investors that neither you nor your former accountant have concluded that any previously issued financial statements should no longer be relied upon due to an accounting error, or amend your disclosures under Item 4.02 to provide all of the disclosures required by Item 4.02 of Form 8-K as

these are not currently provided. Your current disclosures are unclear as to whether your previously issued financial statements contain an accounting error that would cause investors to no longer be able to rely on those financial statements. When you amend your Form 8-K, please also provide an updated letter from MaloneBailey LLP addressing the revised Item 4.02 disclosure so that we will understand whether MaloneBailey agrees with the revised statements that you will make under Item 4.02.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 if you have questions regarding our comment. In his absence you may contact me at (202) 551-3737.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief

Cc: Cynthia Bitting, Esq.